Exhibit 99.1

News Release

B2Gold Corp. Reports Third Quarter and First Nine Months of 2013 Gold Production, Revenue and Cash  Operating Costs

Vancouver, October 30, 2013 – B2Gold Corp. (TSX: BTO, OTCQX: BGLPF, NSX: B2G) (“B2Gold” or the “Company”), is pleased to announce gold production, revenue and cash operating cost numbers for the third quarter and first nine months of 2013 for the La Libertad and Limon Mines in Nicaragua and the Masbate Mine in the Philippines. All dollar figures are in United States dollars unless otherwise indicated.

2013 Third Quarter Production Highlights

•	Gold revenue for the quarter of $128.7 million
•	Record gold production for the quarter of 98,992 ounces
•	Gold sales for the quarter of 93,429 ounces
•
Consolidated operating cash costs for the quarter of $653 per gold ounce, a significant improvement over budgeted operating cash costs of $725 per gold ounce and $732 per ounce reported in the second quarter of 2013

2013 First Nine Months Production Highlights

•	Record gold revenue for the first nine months of $406.2 million
•	Record attributable gold production for the first nine months of 260,736 ounces
•	Record gold sales for the first nine months of 274,710 ounces
•	Consolidated operating cash costs for the first nine months of $699 per gold ounce, a significant improvement over budgeted operating cash costs of $746 per gold ounce

Third Quarter 2013 Gold Production and Sales

Total gold production for the third quarter was 98,992 ounces at a consolidated operating cash cost of $653 per ounce, compared to budgeted total production of 95,427 ounces at a budgeted consolidated operating cash cost of $725 per ounce. Gold revenues for the quarter totaled $128.7 million on sales of 93,429 ounces at an average realized price of $1,378 per ounce.

Total production in the third quarter from La Libertad open pit gold mine was 37,311 ounces of gold at an operating cash cost of $545 per ounce, compared to budgeted production of 36,492 ounces at a budgeted operating cash cost of $570 per ounce. The main reasons for the improved production and related lower operating cash costs per ounce at La Libertad Mine were improved recoveries (94.3% compared to 92% budget) and better grade (2.36 grams per tonne compared to 2.22 grams per tonne) which offset slightly lower throughput from operations due to higher than normal rainfall.

The Limon open pit and underground mine also had a strong quarter, producing 14,038 ounces of gold at an operating cash cost of $658 per ounce, compared to budgeted production of 13,921 ounces at a budgeted operating cash cost of $728 per ounce. Lower than budgeted underground mining costs contributed to the significant reduction in operating cash costs per ounce.

Third quarter production at the Masbate Mine in the Philippines was 47,643 ounces of gold at an operating cash cost of $735 per ounce, compared to budgeted gold production of 45,014 ounces at a budgeted operating cash cost of $851 per ounce. The higher than budgeted gold production was a result of improvements arising from changes in pit sequencing and higher mill throughputs. The significant reduction in cash operating costs per ounce resulted from a combination of lower levels of waste movement, lower than budgeted drilling and blasting costs, insurance cost reductions and the higher mill throughputs.

First Nine Months 2013 Production and Sales

Total attributable gold production for the first nine months was 260,736 ounces at a consolidated operating cash cost of $699 per ounce, compared to budgeted total attributable production of 262,154 ounces at a budgeted consolidated operating cash cost of $746 per ounce. Gold revenues for the first nine months totaled $406.2 million on sales of 274,710 ounces, at an average realized price of $1,479 per ounce.

Total production for the first nine months from La Libertad open pit gold mine was 96,017 ounces of gold at an operating cash cost of $593 per ounce compared to budgeted production of 94,812 ounces at a budgeted operating cash cost of $608 per ounce. The main reasons for the improved production and lower than budgeted operating cash costs at the La Libertad Mine were better grade and improved recoveries, offset by marginally lower throughput.

The Limon open pit and underground mine also had a strong nine months, producing 42,286 ounces of gold at an operating cash cost of $669 per ounce, compared to budgeted production of 40,705 ounces at a budgeted operating cash cost of $719 per ounce. The higher than budgeted gold production and the significantly lower than budgeted operating cash costs at the Limon Mine were the result of increased throughput and mining of higher grade material.

First nine months attributable production at the Masbate Mine in the Philippines was 122,433 ounces of gold at an operating cash cost of $791 per ounce, compared to budgeted attributable production of 126,637 ounces at a budgeted operating cash cost of $858 per ounce. The main reason for lower than expected production was the temporary suspension of mining operations for seventeen days in June 2013, to replace a process pipeline. The significant reduction in operating cash costs per ounce for the first nine months resulted from the same factors outlined above for the quarter. Overall, Masbate production for full year 2013 (including non-attributable pre-acquisition production of 7,087 ounces) is expected to meet our previously released guidance range of 175,000 to 185,000 ounces.

2013 Full Year Guidance

In 2013, the Company has continued its strong operating and financial performance with record quarterly consolidated gold production, gold revenue and cash flow from operating activities. The Company is projecting another record year for gold production in 2013, with consolidated production of 360,000 to 380,000 ounces expected from its Libertad, Limon and Masbate mines. Forecast consolidated cash operating costs for fiscal 2013 are expected to be in the range of $675 to $690 per ounce.

With our proven technical team, strong operational performance, financial strength and high quality development and exploration projects, B2Gold is well positioned to continue our rapid growth as an intermediate gold producer.

Third Quarter Financial Results - Conference Call Details

B2Gold will host a conference call and webcast to discuss the third quarter results on November 14, 2013 at 10:00 am PST / 1:00 pm EST. You may access the call by dialing the operator at 416-340-9534 or toll free 800-952-6845 prior to the scheduled start time. A playback version of the call will be available for one week after the call at 905-694-9451 or toll free 800-408-3053 (pass code: 8357616). The webcast of the call can be accessed from B2Gold’s web site at www.b2gold.com.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Shaun Johnson
Vice President, Investor Relations	Associate, Investor Relations
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

Cautionary Statements on Forward-Looking Information: Statements in this news release are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as; "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, risks relating to: changes in economic conditions or financial markets; changes in prices for the Company's mineral products or increases in input costs; uncertainty of production and cost estimates for the Otjikoto Project; risks and uncertainties associated with new mining operations including start-up delays and operational issues; litigation, legislative, tax (including employee profit sharing arrangements), environmental and other judicial, regulatory, political and competitive developments in Canada, Namibia and other jurisdictions in which the Company may carry on business; labour relations matters; and foreign exchange rate fluctuations, as well as other factors described in the Company's most recent annual information form filed with Canadian regulatory authorities.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. The Company's forward-looking statements are based on what the Company's management considers to be reasonable assumptions, beliefs, expectations and opinions based on information currently available to management. We cannot assure you that actual events, performance or results will be consistent with these forward looking statements, and management's assumptions may prove to be incorrect.  You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. The Company's forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

3